UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

948849-10-4
(CUSIP Number)

Jonathan H. Weis
c/o Weis Markets, Inc.
1000 South Second Street
P.O. Box 471
Sunbury, Pennsylvania 17801-0471
(570) 286-4571
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
Jonathan H. Weis
2. Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 7,241,253 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 7,241,253 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,241,253 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 26.9% (see Item 5)
14. Type of Reporting Person IN

This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D first filed with the Securities and Exchange Commission on June 18, 2015 (as amended, the "Schedule 13D"), and is filed by Jonathan H. Weis (the "Reporting Person"), with respect to the Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc. (the "Company").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented by incorporating herein Items 4 and 5 of this Amendment No. 1.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

Pursuant to the terms of the will of Robert F. Weis (the deceased father of the Reporting Person) a trust (the "Marital Trust") was established for the benefit of Patricia G. Ross Weis, the mother of the Reporting Person. Pursuant to the terms of the will of Robert F. Weis, 5,973,129 shares of Common Stock that held by a revocable trust are to be transferred to the Marital Trust for no consideration. Pursuant to the terms of the Marital Trust, the Reporting Person has the power to vote and dispose of the shares of Common Stock held by the trust from which shares will be transferred to the Marital Trust, as well as the Marital Trust, in each case, so long as the shares are held by such trust.

Item 5(a) of this Amendment No. 1 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference. As of the filing date of this Amendment No. 1, the Reporting Person beneficially owned: 110,585 shares of Common Stock individually; 1,108,181 shares of Common Stock to be distributed to the Reporting Person pursuant to the winding up of a trust; 49,358 shares of Common Stock held in trust for the Reporting Person; and 5,973,129 shares of Common Stock in the Reporting Person's capacity as trustee of a trust from which shares will be transferred to the Marital Trust. Accordingly, as of the filing date of this Amendment No. 1, the Reporting Person was the beneficial owner of an aggregate of 7,241,253 shares of Common Stock, representing approximately 26.9% of the outstanding Common Stock of the Company (based on the number of shares of Common Stock outstanding as of August 4, 2015 (26,898,443), as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 4, 2015).

           In addition, as of the date hereof, the Reporting Person along with the following persons have agreed to act together for purposes of voting the equity securities of the Company and therefore may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (and to the knowledge of the Reporting Person the number of shares following such person's name are those owned or controlled by such person or any immediate family member of such person): Ellen W.P. Wasserman (based on a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 3,324,544 shares); EKTJ Management LLC (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 1,400,000 shares); Kathryn J. Zox (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 870,269 shares); Thomas H. Platz (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 903,467 shares); James A. Platz (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 916,667 shares); Patricia G. Ross Weis (based upon a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 233,850 shares); Colleen Ross Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,248,100.5 shares); and Jennifer Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,281,010 shares). Accordingly, as of the date hereof, such group may be deemed to beneficially own an aggregate of 17,419,160.5 shares of Common Stock representing approximately 64.8% of the outstanding Common Stock.

     (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference.

     (c) The Reporting Person has not effected any transaction in Common Stock during the past 60 days.

     (d) The beneficiary of the Marital Trust (Patricia G. Ross Weis) has the right to receive dividends from, and proceeds from the sale of, Common Stock held by the Marital Trust.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

/s/ Jonathan H. Weis
Signature
Jonathan H. Weis